FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 12, 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca Board Announcement ”, dated 11 March 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 March 2004	By: /s/ Adrian C N Kemp

Name: Adrian C N Kemp
Title: Authorised Signatory

Item 1

11 March 2004

ASTRAZENECA BOARD ANNOUNCEMENT

Chief Executive, Sir Tom McKillop is due to retire in March 2005 when he is 62. The Board has asked Sir Tom to extend his term as Chief Executive beyond that and he has confirmed his willingness to do so.

Karl von der Heyden, currently non-executive Director and Chairman of the Audit Committee, intends to retire at the Annual General Meeting on April 29 2004 after more than five years as a Director. It is planned that John Buchanan, non-executive Director, will take over as Chairman of the Audit Committee.

Percy Barnevik, Chairman, said “After five years as Chairman, I have informed the Board that I wish to step down. I am delighted that Louis Schweitzer has joined the Board as a non-executive Director, with a view to his subsequently becoming Chairman later this year when he has had the opportunity to get to know the Company. He has great industrial and international experience and will be a considerable addition to the Board. I am also very pleased that we have Tom McKillop’s agreement to continue as Chief Executive and that he will be available to lead AstraZeneca through the current exciting phase of its development. Finally, the Board expresses its gratitude to Karl von der Heyden for his contribution over the last five years and the important role he has played in development of the work of the Audit Committee.”

All Directors (including Louis Schweitzer), with the exception of Karl von der Heyden, will be presenting themselves for election, in accordance with AstraZeneca’s normal practice, at the Annual General Meeting on April 29, 2004.

Further enquiries to:

Media Enquiries:
Steve Brown, +44 207 304 5033
Edel McCaffrey, +44 207 304 5034

Investor Enquiries:

Mina Blair-Robinson, +44 207 304 5084
Jonathan Hunt, +44 207 304 5087

BIOGRAPHICAL DETAILS

Louis Schweitzer was elected Chairman and Chief Executive Officer of Renault in May 1992. Since taking office, Mr. Schweitzer has opened the company to private shareholders in 1994 and led the privatization of Renault in 1996. On March 27, 1999, Renault and Nissan agreed to join forces to achieve profitable growth for both companies forming a new entity ranking fifth in the world automotive industry. Since then, Renault has taken a majority stake in Dacia and Samsung in 2000 and became first stakeholder of AB Volvo in 2001, which is now running Renault’s industrial vehicles activity. A new step of the alliance with Nissan was announced late 2001, including cross shareholding, increase of Renault’s stake in Nissan and new joint management structure.

Louis Schweitzer is President of the Management Board of Renault-Nissan BV since March 2002.

Louis Schweitzer joined Renault in May 1986. He became Chief Financial Officer and Executive Vice-President in 1988, President and Chief Operating Officer in December 1990, Chairman of the Renault-Nissan BV Board in March 2002.

Formerly, he was a Civil Servant at the Budget Department then served for five years as chief of the staff of Laurent Fabius, who was Minister of Budget in 1981, Minister for Industry and Research in 1983, and Prime Minister from 1984 to 1986.

Mr. Schweitzer got a Master’s degree in Law and studied at the “Institut d’Etudes Politiques de Paris”. He carried on as a student at the “Ecole Nationale d’Administration” from which he graduated in 1970 as “Inspecteur des finances”.

Mr. Schweitzer serves on the board of AB Volvo, BNP-Paribas, Electricité de France, and Philips, VEOLIA Environment, as well as on the board of a number of not-for-profit institutions.

Mr. Schweitzer was born in July 1942 in Geneva (Switzerland). He married Agnès, a lawyer, in 1972 and they have two daughters.